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Preliminary Term Sheet

RFMSI Series 2005-S9 Trust Mortgage
Pass-Through Certificates,
Series 2005-S9

Residential Funding Mortgage Securities I, Inc.
Depositor

Residential Funding Corporation
Sponsor and Master Servicer

U.S. Bank National Association
Trustee

Greenwich Capital Markets, Inc.
Lead Underwriter

THE DEPOSITOR HAS FILED A REGISTRATION STATEMENT (INCLUDING A BASE PROSPECTUS) WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE BASE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE DEPOSITOR HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE DEPOSITOR AND THE OFFERING. YOU MAY GET THESE DOCUMENTS AT NO CHARGE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE DEPOSITOR, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE BASE PROSPECTUS AT NO CHARGE IF YOU REQUEST IT BY CALLING TOLL-FREE 1-800-422-2006.

This term sheet is not required to, and does not, contain all information that is required to be included in the prospectus and the prospectus supplement for the offered certificates. The information in this term sheet is preliminary and is subject to completion or change.

The information in this term sheet, if conveyed prior to the time of your commitment to purchase any of the offered certificates, supersedes information contained in any prior similar term sheet, the term sheet supplement and any other free writing prospectus relating to those offered certificates.

This term sheet and the related term sheet supplement is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

December 21, 2005


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

  Important notice about information presented in any final term sheet for any class of offered certificates, the term sheet supplement and the related base prospectus with respect to the offered certificates

We provide information to you about the offered certificates in three or more separate documents that provide progressively more detail:

      o the related base prospectus, dated August 25, 2005 which provides general information, some of which may not apply to the offered certificates;

      o the term sheet supplement, dated December 15, 2005, which provides general information about series of certificates issued pursuant to the depositor's "Jumbo A" program, some of which may not apply to the offered certificates; and

      o this term sheet, which describes terms applicable to the classes of offered certificates described herein, provides a description of certain collateral stipulations regarding the mortgage loans and the parties to the transaction, and provides other information related to the offered certificates.

This term sheet provides a very general overview of certain terms of the offered certificates and does not contain all of the information that you should consider in making your investment decision. To understand all of the terms of a class of the offered certificates, you should read carefully this document, the term sheet supplement, and the entire base prospectus.

The related base prospectus filed by the depositor has been filed in connection with prior series of certificates issued under the S program, and may be found on, the SEC's website at www.sec.gov.

The registration statement to which this offering relates is Commission File Number 333-126745.

If the description of the offered certificates in this term sheet differs from the description of the senior certificates in the related base prospectus or the term sheet supplement, you should rely on the description in this term sheet. Defined terms used but not defined herein shall have the meaning ascribed thereto in the term sheet supplement and the related base prospectus.

The offered certificates herein are reflected in the table below.

This term sheet is being delivered to you solely to provide you with information about the offering of the certificates referred to in this term sheet and the term sheet supplement and to solicit an offer to purchase the certificates, when, as and if issued. Any such offer to purchase made by you will not be accepted and will not constitute a contractual commitment by you to purchase any of the certificates until we have accepted your offer to purchase the applicable certificates. You may withdraw your offer to purchase certificates at any time prior to receipt of notice of acceptance.

The offered certificates referred to in these materials are being sold when, as and if issued. The issuer is not obligated to issue the offered certificates or any similar security and the underwriter's obligation to deliver the offered certificates is subject to the terms and conditions of the underwriting agreement with the issuer for the offered certificates and the availability of the offered certificates when, as and if issued by the issuer. You are advised that the terms of the offered certificates, and the characteristics of the mortgage loan pool backing them described in this term sheet and the term sheet supplement may change (due, among other things, to the possibility that mortgage loans that comprise the pool may become delinquent or defaulted or may


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be removed or replaced and that similar or different mortgage loans may be added to the pool, and that one or more classes of offered certificates may be split, combined or eliminated), at any time prior to issuance or availability of a final prospectus for the offered certificates. You are advised that offered certificates may not be issued that have the characteristics described in these materials. The underwriter's obligation to sell such certificates to you is conditioned on the mortgage loans and the offered certificates having the characteristics described in these materials. If for any reason the issuer does not issue such certificates, we or the underwriter will notify you, and none of the issuer, the depositor, the sponsor or any underwriter will have any obligation to you to deliver all or any portion of the offered certificates which you have committed to purchase, and none of the issuer, the depositor, the sponsor or any underwriter will be liable for any costs or damages whatsoever arising from or related to such non-delivery.

Neither the issuer of the certificates nor any of its affiliates prepared, provided, approved or verified any statistical or numerical information provided herein, although that information may be based in part on loan level data provided by the issuer or its affiliates.

Risk Factors

The offered certificates are not suitable investments for all investors. In particular, you should not purchase any class of offered certificates unless you understand the prepayment, credit, liquidity and market risks associated with that class. The offered certificates are complex securities. You should possess, either alone or together with an investment advisor, the expertise necessary to evaluate the information contained in this term sheet, the term sheet supplement and the related base prospectus for the offered certificates in the context of your financial situation and tolerance for risk. You should carefully consider, among other things, all of the applicable risk factors in connection with the purchase of any class of the offered certificates listed in the section entitled "Risk Factors" in the term sheet supplement.


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
---------------------------------------------------------------------------------------------------------------------------------
                      Pass-Through       Initial Certificate            Initial
       Class              Rate           Principal Balance(1)          Rating(2)                      Designations
---------------------------------------------------------------------------------------------------------------------------------

                                                      Offered Certificates

---------------------------------------------------------------------------------------------------------------------------------
       A(3)             5.75%(4)             $350,000,000              AAA or Aaa                        Senior
---------------------------------------------------------------------------------------------------------------------------------
      A-V(3)           Variable(5)             Notional                AAA or Aaa          Senior/Interest Only/Variable Rate
---------------------------------------------------------------------------------------------------------------------------------
      A-P(3)              0.00%                  (6)                   AAA or Aaa                Senior/Principal Only
---------------------------------------------------------------------------------------------------------------------------------
       R(7)               5.75%                  $100                  AAA or Aaa              Senior/Residual/Fixed Rate
---------------------------------------------------------------------------------------------------------------------------------
                                                  Non-Offered Certificates(8)
---------------------------------------------------------------------------------------------------------------------------------
   M-1, M-2, M-3          5.75%                  (9)                      (2)                     Mezzanine/Fixed Rate
---------------------------------------------------------------------------------------------------------------------------------
   B-1, B-2, B-3          5.75%                  (9)                      (2)                    Subordinate/Fixed Rate
---------------------------------------------------------------------------------------------------------------------------------

(1) The initial certificate principal balances are approximate and subject to a +/- 10% variance based upon the final pool as of the cut-off date and additional rating agency analysis.

(2) It is a condition to the issuance of the offered certificates that they be rated by at least two of the rating agencies. The rating agencies will include Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"), Fitch Ratings Ltd. ("Fitch") and/or Moody's Investors Service, Inc. ("Moody's"). The Class M Certificates will be rated at least investment grade by at least one of the rating agencies. The Class B Certificates may or may not be rated by any rating agency.

(3) The Class A, Class A-V and Class A-P Certificates represent aggregate structuring bonds that may be divided to form one or more additional classes of senior certificates. Any class of Class A Certificates that are Retail Certificates (as defined below) will not be offered hereby.

(4) Although the weighted average pass-through rate on the Class A Certificates will equal 5.75%, any particular class of Class A Certificates may have a higher or lower pass-through rate and such pass-through rate may be fixed or floating based on an index.

(5) The methodology for determining the variable rate and the notional amount of the Class A-V Certificates is more fully described below.

(6) The initial certificate principal balance of the Class A-P Certificates will equal the sum of the related Discount Fraction of the stated principal balance of each Discount Mortgage Loan, as of the cut-off date, after deducting payments of principal due during the month of the cut-off date.

(7) The offered certificates will include one or more classes of Class R Certificates.

(8) The information presented for non-offered certificates is provided solely to assist your understanding of the offered certificates.

(9) The initial certificate principal balances of the Class M-1, Class M-2 and Class M-3 Certificates and of the Class B-1, Class B-2 and Class B-3 Certificates will be determined based on the final pool as of the cut-off date and additional rating agency analysis.


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Class A-V Certificates:

Variable Rate: Varies according to the weighted average of the excess of the net mortgage rate on each mortgage loan over the Discount Mortgage Rate described below.

The Class A-V Certificates do not have a certificate principal balance. For the purpose of calculating interest payments, interest will accrue on a notional amount equal to the aggregate stated principal balance of the mortgage loans.

Additional Information:

Senior Percentage:   The Senior Percentage will be approximately 96.50% (+/- 1), subject to change based upon the final pool as of the cut-off date and additional rating agency analysis.

Discount Mortgage Rate: 5.75%


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--------------------------------------------------------------------------------
PRELIMINARY MORTGAGE POOL CHARACTERISTICS

--------------------------------------------------------------------------------
Mortgage Loan Type: 30-year Conventional Fixed Rate
Aggregate Stated Principal Balance of Mortgage Loans (+/- 5%): approximately
 $366,000,000
Gross Weighted Average Coupon (+/- 0.10): 6.10%
Weighted Average Remaining Maturity (+/- 1 Month): 358 months
Weighted Average FICO (+/- 3): 740
Minimum FICO Score on Stated Income Mortgage Loans: 660
Weighted Average Loan-to-Value Ratio (+/- 1): 69.90%
Average Mortgage Loan Balance (+/- 3%): $440,000
Single Family Detached, including Planned Unit Developments (+/- 5): 93%
Maximum Percentage of Interest Only Mortgage Loans (with an initial only period of ten years): 20%
Maximum California Concentration: 40%
Weighted Average Servicing Fee (+/- 0.05): 0.30%
Full/Alt documentation (+/- 2): 75%
Cash out refinance (+/- 3): 40%
Investor property: None
2nd/ Vacation home (+/- 3): 4%
Prepayment penalty maximum: 5%
Loan Principal Balance > $600K (+/- 5): 25%
--------------------------------------------------------------------------------

The percentages set forth above, other than any weighted averages, are percentages of the aggregate principal balance of the actual mortgage loan pool to be included in the trust on the Closing Date, as of the Cut-off Date, after deducting payments of principal due during the month of the Cut-off Date. Any weighted average is weighted based on the principal balance of the actual mortgage loans to be included in the trust on the Closing Date, as of the Cut-off Date, after deducting payments of principal due during the month of the Cut-off Date.

The number expressed in parenthesis for a category above reflects the amount by which the number or percentage set forth for such category may vary in the actual mortgage loan pool included in the trust on the Closing Date. For example, the 2nd/ Vacation home percentage could vary from 1% to 7% of the aggregate principal balance of the actual mortgage loan pool to be included in the trust on the Closing Date, as of the Cut-off Date, after deducting payments of principal due during the month of the Cut-off Date.

The percentage expressed in parenthesis for a category above reflects the percentage by which the number set forth for such category may vary in the actual mortgage loan pool included in the trust on the Closing Date. For example, the Aggregate Stated Principal Balance of the mortgage loans included in the trust on the Closing Date, as of the Cut-off Date, after deducting payments of principal due during the month of the Cut-off Date, could be lower or higher than the amount specified by as much as 5%.


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CERTAIN TRANSACTION INFORMATION

Underwriter:                 Greenwich Capital Markets, Inc., or Greenwich.
                             Greenwich will purchase the Class A Certificates
                             (other than the Class A-V and Class A- P
                             Certificates) and the Class R Certificates (other than a de minimis portion thereof) on the closing date, subject to the satisfaction of the conditions set forth in the underwriting agreement.

Significant Servicer:        A portion of the mortgage loans will be subserviced
                             by HomeComings Financial Network, Inc., a wholly-owned subsidiary of Residential Funding.

Cut-off Date:                December 1, 2005.

Closing Date:                On or about December 29, 2005.

Distribution Date:           25th of each month, or the next business day if
                             such day is not a business day, commencing January
                             25, 2006.

Assumed Final                The distribution date in December 2035. The actual
Distribution Dates:          final distribution date could be later or
                             substantially earlier.

Form of certificates:        Book-entry: Class A, Class A-P, Class A-V and Class
                             M Certificates. Physical: Class R Certificates.

Minimum Denominations:       Investors may hold the beneficial interests in the
                             Class A Certificates, other than any class of Interest Only Certificates and any class of Retail
                             Certificates, Class M-1 Certificates and Class A-P
                             Certificates in minimum denominations representing an original principal amount of $100,000 and integral multiples of $1 in excess thereof. Class
                             M-2 and Class M-3 Certificates in minimum denominations of $250,000 and integral multiples of $1 in excess thereof. Class A-V and any other class of Interest Only Certificates: $2,000,000 notional amount. Class R Certificates: 20% percentage interests.

                             Any class of Class A Certificates that may be issued in minimum denominations of less than $25,000 are referred to herein as "Retail Certificates" and are not offered hereby. The minimum denomination for any class of Retail Certificates will be set forth in the prospectus supplement.

Senior Certificates:         Class A, Class A-P, Class A-V and Class R
                             Certificates.

Subordinate Certificates:    Class M-1, Class M-2, Class M-3, Class B-1, Class
                             B-2 and Class B-3. The Subordinate Certificates will provide credit enhancement to the Senior
                             Certificates.


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ERISA:                       Subject to the considerations contained in the term
                             sheet supplement, the Class A and Class M
                             Certificates may be eligible for purchase by persons investing assets of employee benefit plans or individual retirement accounts assets. Sales of the Class R Certificates to such plans or retirement accounts are prohibited, except as permitted in "ERISA Considerations" in the term sheet supplement.

                             See "ERISA Considerations" in the term sheet supplement and in the related base prospectus.

SMMEA: When issued offered certificates rated in at least the second highest rating category by one of the rating agencies will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984, or SMMEA, and the remaining classes of certificates will not be "mortgage related securities" for purposes of SMMEA.

                             See "Legal Investment" in the term sheet supplement and "Legal Investment Matters" in the related base prospectus.

Tax Status:                  For federal income tax purposes, the depositor will
                             elect to treat the portion of the trust consisting of the related mortgage loans and certain other segregated assets as one or more real estate mortgage investment conduits. The offered certificates, other than the Class R Certificates, will represent ownership of regular interests in a real estate mortgage investment conduit and generally will be treated as representing ownership of debt for federal income tax purposes. You will be required to include in income all interest and original issue discount, if any, on such certificates in accordance with the accrual method of accounting regardless of your usual methods of accounting. For federal income tax purposes, the Class R Certificates for any series will represent residual interests in a real estate mortgage investment conduit.

                             For further information regarding the federal income tax consequences of investing in the offered certificates, including important information regarding the tax treatment of the Class R Certificates, see "Material Federal Income Tax Consequences" in the term sheet supplement and in the related base prospectus.

Credit Enhancement

Credit enhancement for the Senior Certificates will be provided by the subordination of the Class M and Class B Certificates, as and to the extent described in the term sheet supplement. Most realized losses on the mortgage loans will be allocated to the Class B-3 Certificates, then to the Class B-2 Certificates, then to the Class B-1 Certificates, then the Class M-3 Certificates, then to the Class M-2 Certificates, and then to the Class M-1 Certificates, to the extent such class has a certificate principal balance greater than zero. When this occurs, the certificate principal balance of the class to which the loss is allocated is reduced, without a corresponding payment of principal.

If the aggregate certificate principal balance of the Subordinate Certificates has been reduced to zero, losses on the mortgage loans will be allocated among the Senior Certificates in accordance with their


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respective remaining certificate principal balances or accrued interest, subject to the special rules described in the term sheet supplement.

Not all losses will be allocated in the priority described above. Losses due to natural disasters such as floods and earthquakes, fraud in the origination of a mortgage loan, or some losses related to the bankruptcy of a mortgagor will be allocated as described in the preceding paragraphs only up to specified amounts. Losses of these types in excess of the specified amounts and losses due to other extraordinary events will be allocated proportionately among all outstanding classes of certificates except as stated in the term sheet supplement. Therefore, the Subordinate Certificates do not act as credit enhancement for the Senior Certificates for these losses.

See "Description of the Certificates--Allocation of Losses; Subordination " in the term sheet supplement.

Advances

For any month, if the Master Servicer does not receive the full scheduled payment on a mortgage loan, the Master Servicer will advance funds to cover the amount of the scheduled payment that was not made. However, the Master Servicer will advance funds only if it determines that the advance will be recoverable from future payments or collections on that mortgage loan.

See "Description of the Certificates--Advances " in the term sheet supplement.

Optional Termination

On any distribution date on which the aggregate outstanding principal balance of the mortgage loans as of the related determination date is less than 10% of their aggregate stated principal balance as of the cut-off date, the master servicer may, but will not be required to:

      o purchase from the trust all of the remaining mortgage loans, causing an early retirement of the certificates; or

      o     purchase all of the certificates.

Under either type of optional purchase, holders of the outstanding certificates are entitled to receive the outstanding certificate principal balance of the certificates in full with accrued interest, as and to the extent described in the term sheet supplement. However, any optional purchase of the remaining mortgage loans may result in a shortfall to the holders of the most subordinate classes of certificates outstanding, if the trust then holds properties acquired from foreclosing upon defaulted loans. In either case, there will be no reimbursement of losses or interest shortfalls allocated to the certificates.

See "Pooling and Servicing Agreement--Termination " in the term sheet supplement and "The Pooling and Servicing Agreement--Termination; Retirement of Certificates" in the related base prospectus.

Priority of Distributions Among Senior Certificates

General principles underlying priority of distributions amount the offered certificates are set forth under "Description of the Certificates--Glossary of Terms, " "--Interest Distributions, " "--Principal Distributions on the Senior Certificates, " "--Principal Distributions on the Class M Certificates " and, if applicable, "--Principal Distributions on Certain Classes of Insured Certificates" in the term sheet supplement.


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Additional information regarding the priority of distributions among the Senior
Certificates will be provided by the Underwriter.

Certain Yield and Prepayment Considerations

A description of certain yield and prepayment considerations applicable to the offered certificates, including certain special yield and prepayments considerations applicable to any class included in any applicable special categories and designations of the offered certificates, are set forth under "Certain Yield and Prepayment Considerations" in the term sheet supplement and "Yield Considerations " and "Maturity and Prepayment Considerations " in the related base prospectus.

The categories and designations of the offered certificates of any class of the offered certificates will be more fully described in the term sheet supplement.

Additional information regarding the weighted average lives of the Senior Certificates, and the related modeling assumptions, will be provided by the Underwriter.


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